Alyson M. Harter Direct Dial: 804.916.9033 Direct Fax: 804.916.9133 aharter@kv-legal.com

March 5, 2013

VIA COURIER

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-11
Commission File No. 333-184006

Dear Ms. Gowetski:

Attached as a courtesy are two (2) copies of the above-referenced filing, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2013, along with two (2) marked copies against Amendment No. 1 to the Registration Statement on Form S-11 filed with the SEC on November 5, 2012. Please note that, effective February 22, 2013, the Company changed its name from “Bluerock Enhanced Multifamily Trust, Inc.” to “Bluerock Multifamily Growth REIT, Inc.”

If you should have any questions about this filing or require any further information, please call me at (804) 916-9033.

Very truly yours,

/s/ Alyson M. Harter

Alyson M. Harter

Enclosures

cc: Richard P. Cunningham, Jr.

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